

September 25, 2012

Via E-mail
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

> **Re:** **Wonder International Education & Investment Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 333-163635**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. Please revise your disclosure to include an Exhibit Index to your Form 10-K as required by Item 601 of Regulation S-K.

2. Please file all material exhibits including, but not limited to, the agreements in place to secure your interest in your VIE, Voting Rights Proxy Agreement and officer employment agreements. Refer to Item 601 of Regulation S-K.

3. Tell us whether Messrs. Xie, Xiang or Wen has a significant equity interest in any of your seven vocational training schools. If any of these individuals own a significant equity interest in any of the schools, please expand your organizational chart to reflect their ownership (see related comment below).

Item 1. Description of Business, page 3

Business Information, page 4

4. We note that you describe your schools as "non-governmental" vocational institutions. Revise your disclosure to discuss the meaning of this term including why this distinction in significant from a business or regulatory perspective, for example. We note your disclosure at the top of page 16, but it is not clear which of the four kinds of vocational education schools you fall under.

Organizational Structure of Wonder, page 5

5. Please revise your organizational chart to indicate the name of each agreement in place between your WFOE and VIE. The use of footnotes may be appropriate.

6. Please revise to elaborate on the ownership structure of your VIE entity by discussing the names and percentage ownership held by the VIE shareholders.

Excellent Education Certifications, page 11

7. Explain the significance of being a "recommended institution by the PRC Ministries of Education, Labor and Information."

Proprietary Business Model, page 12

Double Certificates Education Model, page 12

8. In the middle of this paragraph you say you will provide students with certificates authorized by "a foreign institution." Please amend your disclosure to tell us more about this aspect of your business model including whether there are any agreements or programs that are in place with foreign institutions.

Employment Referral System, page 13

9. Revise your disclosure to discuss how you have "excellent relationships with many corporations" including, for example, what agreements may be in place and whether they are PRC or foreign-based employers.

Market Analysis, page 15

General Summary of Chinese Vocational Education, page 15

10. Please tell us whether you commissioned the 2007 – 2009 China Vocational Education Industry Report.

Marketing Advantage, page 22

11. In the last paragraph under this heading you discuss how the Chinese government has initiated a series of policies to supply incentives to organizations to provide rural vocational education. In your response please elaborate on this statement by discussing the specific policies in place and whether you are the recipient of any funds or other material benefit as a result of these policies.

12. We note the reference to a "100% employment rate" at the end of this section. Please clarify the meaning of this reference.

Risk Factors, page 23

Disclosure Regarding Forward Looking and Cautionary Statements, page 23

13. Since your company's common stock is considered a penny stock, reliance on the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 is not permitted. Please remove this reference.

Risks Relating to Regulation of Our Business, page 27

Changes to preferential policies adopted by the Chinese government related…, page 27

14. We note that the disclosure under this risk factor discusses a potential increase in competition related to PRC government policies published in 2002 and 2005. Please update your disclosure to reflect a current view of this risk and related impact to your business in light of the fact that several years have passed since the implementation of these policies.

Risks Relating to Regulation of Our Business, page 27

The accredited education sector is subject to extensive regulation in China…, page 28

15. Please tell us more about the variety of permits, licenses and certifications you are required to hold to conduct your business in China. Disclose the government agency, title of permit, license or certification required and whether you are in compliance with all required licensure.

<u>PRC regulations relating to the establishment of offshore special purpose companies…, page 29</u>

16. We note that you have requested your current shareholders to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and, if so, whether they have registered. Please clarify whether Messrs. Xie, Xiang or Wen are required to register and whether they have done so.

<u>If the China Securities Regulatory Commission, or CSRC, or another PRC…, page 30</u>

17. Please update this risk factor heading to reflect that the Form 10-K is not a securities offering document.   In addition, you should correct several confusing typos throughout your report (e.g. incorrect reference to "2010" on page 34 and editorial references, "No Change" on page 35).

<u>Management's Discussion and Analysis…, page 32</u>

<u>Other Income and Expenses, page 35</u>

18. Please amend to discuss in greater detail the loans made to Wonder University, an entity owned by your Chairman. Indicate whether Wonder University competes or has any business relationship with your vocational schools. Disclose whether there are written agreements in place to secure repayment. Lastly, please explain the business or other purpose for making these loans to an entity outside your immediate corporate structure. We note your disclosure on page 43.

<u>Item 13. Certain Relationships and Related Transactions, page 43</u>

19. In the second paragraph of this section you disclose that advances were made to several companies controlled by your President during the years 2011 and 2010. You also received advances from these entities. Please revise your disclosure here and in MD&A to state the names of the entities that received or made allowances in transactions with the company.

<u>Consolidated Balance Sheets, page 47</u>

20. We note that you present a long term investment on the balance sheet related to Wonder University, which is a related party. Provide us with the following details in regard to the transaction with Wonder University:
    - The business rationale for exchanging the $37.8M receivable balance for a 7% interest in Wonder University.
    - How you determined the fair value of the 7% interest.
    - Why you believe the investment is recoverable.

Note 1 Organization of Business, page 51

21. We note that Xie Chungui is the beneficially owner of 83% of your common stock. For each operating company, tell us the percentage of ownership owned by each individual shareholder. If Xie Chungui is the controlling shareholder of the operating companies, explain to us in detail why you believe that the proxy agreement assigning the voting rights of the operating companies to Wonder WFOE is substantive and why you believe that consolidation of the operating companies is appropriate under ASC 810.

3. Restatements, page 55

22. We note that you restated your financial statements due to an error in your liabilities. Please file an Item 4.02 Form 8-K in regards to the restatement. Also, have your auditor revise its opinion to refer to the restatement footnote. Further, tell us how management was able to conclude that your disclosures and controls and procedures for 2011 and the first six months of 2012 and your internal control over financial reporting for 2011 were effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniel Luciano, Esq.